UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

December 06, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

Smith+Nephew announces change in Audit Committee Chair

6 December 2023

Smith+Nephew (LSE: SN, NYSE: SNN), the global medical technology business, announces that Rick Medlock has notified the Board of his decision not to submit himself for re-election as a Non-Executive Director at the next annual general meeting of the Company.

Jez Maiden, Non-Executive Director, will be appointed Chair of the Audit Committee with effect from 1 March 2024.

The Board would like to thank Rick for his commitment and contribution to the Board and the Company and to congratulate Jez on his new appointment.

Enquiries

Investors / Analysts Andrew Swift Smith+Nephew	+44 (0) 1923 477433
Media Charles Reynolds Smith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha Bharmal Brunswick	+44 (0) 20 7404 5959

Jez Maiden Biography

Key skills and competencies

Jez joined the Board in 2023 and has extensive financial experience across a diverse range of industries and sectors. Jez was Chief Financial Officer of 5 UK-listed companies over a period of 24 years and has served as a Non-Executive Director on boards of companies addressing strategic and operational challenges across a number of different industries, including life-sciences and healthcare. He was previously Chair of the Audit Committee at Synthomer PLC and PZ Cussons plc.

Current external appointments

Senior Independent Director, Travis Perkins plc. Non-Executive Director and member of the Audit Committee at Intertek Group plc.

Previous experience

Jez retired in 2023 as Group Finance Director at Croda International plc, the FTSE 100 global speciality chemicals company, and previously held similar roles at National Express Group plc and Northern Foods Limited. He has served as the Senior Independent Director at Synthomer PLC and at both PZ Cussons plc and Synthomer PLC he chaired the Audit Committee and served on the Remuneration Committee. He is a fellow of the Chartered Institute of Management Accountants.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 19,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2022. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: December 06, 2023	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary